Exhibit 23.3

Consent of Ernst & Young LLP, Independent Auditors

We consent to the incorporation by reference in this Registration Statement on Form S-3 filed pursuant to Rule 462(b) of the Securities Act of 1933, of the reference to our firm under the caption “Experts” and of our report dated June 12, 2012 relating to the financial statements of RentJuice Corporation included in Zillow, Inc.’s Current Report on Form 8-K, as amended, filed with the Securities and Exchange Commission on June 13, 2012 included in the Registration Statement (Form S-3 No. 333-183111) and related Prospectus of Zillow, Inc. for the registration of Class A common stock, preferred stock, convertible preferred stock, debt securities, convertible debt securities, stock purchase contracts, stock purchase units or warrants filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Seattle, Washington

September 5, 2012